EXHIBIT 4(b)

THIS NON-NEGOTIABLE SUBORDINATED PROMISSORY NOTE HAS NOT BEEN REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS.  IT MAY NOT BE SOLD, OFFERED FOR SALE OR OTHERWISE TRANSFERRED UNLESS REGISTERED UNDER SUCH ACT OR IN COMPLIANCE WITH AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SUCH ACT, IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE STATE SECURITIES LAWS.

NON-NEGOTIABLE SUBORDINATED PROMISSORY NOTE

U.S. $600,000.00	New York, NY April 12, 2010

FOR VALUE RECEIVED, the undersigned, Cover-All Systems, Inc., a Delaware corporation (“Borrower”), hereby promises to pay to Moore Stephens Business Solutions, LLC, a Delaware limited liability company (“Creditor”), or Creditor’s permitted assigns hereunder, the principal amount of SIX HUNDRED THOUSAND DOLLARS ($600,000.00) (the “Principal”), together with interest from time to time outstanding at the Applicable Rate, in accordance with and subject to the terms of this Non-Negotiable Subordinated Promissory Note (“Note”) (including Section 8.2 hereof).  This Note is being delivered in connection with the closing of the transactions contemplated by the Asset Purchase Agreement, dated as April 12, 2010 (the “Asset Purchase Agreement”), by and among Borrower, Creditor, Hays & Company LLP, Moore Stephens Consulting Limited and The Rachlin Group.  Any capitalized term used herein and not otherwise defined herein shall have the meaning ascribed to such term in the Asset Purchase Agreement.

1.

Definitions.  The following terms have the following meanings:

“Applicable Rate” means 5% per annum, compounded annually.

“Borrower Group” means Cover-All Technologies Inc. and each of its direct and indirect subsidiaries, including Borrower.

“Borrower Group Member” means any member of Borrower Group.

“Business Day” means any day other than a Saturday, Sunday or day in which banks in the State of New York are authorized or required to close.

“Change of Control” means the occurrence of any of the following events (whether in one or more transactions) with respect to Borrower:  (i) any person becomes the “beneficial owner” (as defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), of 20% or more of the total voting power of the Borrower’s common stock; (ii) any sale, lease, exchange or other transfer of all, or substantially all, the assets of Borrower to any person or group (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act); (iii) Borrower merges or consolidates with or into another company or another company merges with or into Borrower, and in any such case, the securities of Borrower that are outstanding immediately prior to such transactions and that represent 100% of the common stock of Borrower are changed into or exchanged for cash, securities or property; or (iv) the dissolution, winding up or liquidation of Borrower.

“Default Rate” means 4% per annum, compounded annually.

“Maturity Date” means the date which is eighteen (18) months from the date of this Note.

“Note Obligations” means the Indebtedness and other Liabilities owing by Borrower to Creditor under this Note, whether due or to become due, now existing or hereafter arising and whether consisting of principal, interest or otherwise.

“Order” means any decree, judgment, award or other order of any kind or nature.

“Senior Debt” shall mean all Liabilities of any one or more Borrower Group Members owing to or for the benefit of any Person to the extent the same constitute or are in respect of Indebtedness and, in each case, whether due or to become due, or now existing or hereafter arising or incurred, provided, that (i) the Note Obligations shall not constitute Senior Debt, (ii) Liabilities shall not constitute Senior Debt if the same are pari passu or subordinate to the Note Obligations, in either case, pursuant to an express written agreement executed by Borrower, Creditor and the corresponding debt holder, and (iii) trade payables incurred in the ordinary course of business shall not constitute Senior Debt.  Without limiting the generality of the foregoing, subject to the immediately preceding proviso, it is acknowledged that Senior Debt includes (A) any Liabilities under any Senior Debt Loan Document and (B) any of the aforementioned Indebtedness or Liabilities that arises or accrues after maturity thereof or after the filing of any petition in bankruptcy, or the commencement of any insolvency, reorganization or like proceeding relating to any one or more Borrower Group Members, whether or not a claim for post-filing or post-petition interest is allowed in such proceeding.

“Senior Debt Event of Default” means (i) any default under the Senior Debt Loan Documents, including any “Event of Default”, as that term or a term with a similar meaning is defined in any Senior Debt Loan Document, or (ii) any occurrence, condition, act or omission which, with the passage of time or the giving of notice or both, is reasonably likely to result in any default under the Senior Debt Loan Documents.

“Senior Debt Loan Document” means any agreement, note and/or other Document evidencing or otherwise memorializing any Senior Debt.

“Senior Lender” means any bank, insurance company or company engaged in the business of making commercial loans, which Person, together with its Affiliates, has a combined capital surplus in excess of $250,000,000, who, from time to time, holds Senior Debt.  Under no circumstances shall any member of the Borrower Group, or any of their Affiliates, be a Senior Lender.

2.

Interest; Payments

2.1

Interest.  Interest shall accrue and be paid on the unpaid principal amount of this Note at the Applicable Rate.  The interest on this Note shall be calculated on the basis of a 365 day year (or a 366 day year in the case of a leap year) and the actual number of days elapsed.  Any amounts not paid when due shall bear additional interest from and including the date due to but excluding the date paid in full at the Default Rate, subject to Section 6 hereof; provided, however, that, interest shall not accrue at the Default Rate in the event of non-payment of amounts otherwise due during the pendency of any (x) Blockage Period or (y) suspension of payments pursuant to Section 8.2 hereof.

2.2

Payment.

(a)

Subject to the other provisions of this Note, payments of Principal and interest under this Note shall be paid quarterly in cash and shall be due, fully earned and payable on the fifteenth (15th) day after the end of each fiscal quarter in an amount equal to interest at the Applicable Rate on the outstanding Principal amount at the end of the immediately preceding fiscal quarter.  The outstanding

Principal of this Note plus all accrued interest shall be due in full on the earlier of (i) the Maturity Date and (ii) the occurrence of a Change Of Control.  Any Principal and interest under this Note may be prepaid, without premium, penalty or discount, in whole or in part, at any time or from time to time.  Payments of Principal and interest due under this Note shall be made in lawful money of the United States of America and in immediately available funds.  In the absence of written instructions from the Creditor, payments under this Note shall be made to the account of Creditor described on Exhibit A.  All payments made in respect of this Note shall first be allocated to accrued but unpaid interest and then to unpaid Principal.

(b)

If any payment of Principal or interest is prohibited from being paid when due under the Senior Debt Loan Documents or Section 3, Borrower will deliver to Creditor a notice indicating the condition to such payment that is not satisfied at such time; provided, that Borrower’s failure to deliver such notice shall not impair the subordination provided in Section 3.

3.

Subordination.

3.1

Obligations Subordinated to Senior Debt.  Notwithstanding any provision of this Note to the contrary, Borrower covenants and agrees, and Creditor, by accepting this Note, likewise covenants and agrees, that all Note Obligations shall be subordinated to the extent set forth in this Section 3 to the prior indefeasible payment of the Senior Debt in full when due, in cash or cash equivalents satisfactory to the holders of such Senior Debt, unless such payments have been permanently waived by the Senior Lender.  This Section 3 shall constitute a continuing offer to and covenant with all persons who become holders of, or continue to hold, Senior Debt (irrespective of whether such Senior Debt was created or acquired concurrently or after the issuance of this Note).  The provisions of this Section 3 are made for the benefit of all present and future holders of Senior Debt, if any (and their successors and assigns), and shall be enforceable by them directly against any holder of this Note.

3.2

Permitted Payment of this Note.  Subject to the provisions of Section 3.3, Borrower may not make and Creditor may not receive any payment due with respect to this Note prior to the indefeasible payment in full of the Senior Debt unless (a) no Senior Debt Event of Default has occurred and is continuing at the time, or would result from the making, of such payment, and (b) all conditions under all Senior Debt Loan Documents for the making of any payments under this Note (“Relevant Payment Conditions”) are satisfied in full.

3.3

Priority and Payment Over of Proceeds in Certain Events.

(a)

Upon any payment or distribution of assets of any Borrower Group Member, whether in cash, property, securities or otherwise, in the event of any dissolution, winding up or total or partial liquidation, reorganization, arrangement, adjustment, protection, relief or composition, or assignment for the benefit of creditors of any Borrower Group Member, whether voluntary or involuntary or in bankruptcy, insolvency, receivership, reorganization, relief or other proceedings or upon an assignment for the benefit of creditors or any other marshalling of all or part of the assets and liabilities of such Borrower Group Member, all Senior Debt shall first be paid in full, in cash, or payment provided for in cash equivalents in a manner satisfactory to the holders of Senior Debt before Creditor shall be entitled to receive any payment or distribution of assets of any Borrower Group Member for application to any of the Note Obligations.  Upon any Act of Bankruptcy (as defined below), any payment or distribution of assets of Borrower Group, whether in cash, property, securities or otherwise, to which Creditor would be entitled on account of the Note Obligations, except for the provisions of this Section 3, shall be made by Borrower Group or by any receiver, trustee in bankruptcy, liquidating trustee, agent or other person making such payment or distribution, directly to the holders of the Senior Debt for application to the payment or prepayment of all such Senior Debt in full after giving effect to any concurrent payment or distribution to the holders of such Senior Debt.

If a Senior Debt Event of Default has occurred and is continuing, or if all the Relevant Payment Conditions are not satisfied, unless and until such Senior Debt Event of Default shall have been cured or waived, and all Relevant Payment Conditions have been satisfied or waived, Borrower Group shall not make any payment on or with respect to any Note Obligations or acquire this Note (or any portion thereof) for cash, property, securities or otherwise and Creditor shall not receive from Borrower Group, directly or indirectly, any payment or distribution on account of the Note Obligations.  If an event shall have occurred that would (under the terms of any of the Senior Debt Loan Documents) allow a holder of any Senior Debt to accelerate or otherwise demand the payment thereof, and such holder gives written notice of such event to Borrower Group and Creditor (the date that such notice is received is the “Notice Date”), Borrower Group shall not make any payment on or with respect to any Note Obligations or acquire this Note (or any portion hereof) for cash, property, securities or otherwise during the period (the “Blockage Period”) commencing on the Notice Date and ending on the earliest of (1) the date such event is cured or waived to the reasonable satisfaction of such holder or (2) the date such holder shall have given notice to Borrower Group of the voluntary termination of the Blockage Period.  Any number of such notices of default may be given.

(b)

If, notwithstanding the foregoing provisions prohibiting payments or distributions, any holder hereof shall have received any payment of, or on account of, any Note Obligations that were prohibited by this Section 3 before all Senior Debt shall have been indefeasibly paid in full, then and in such event such payments or distributions shall be received and held in trust for the holders of the Senior Debt and promptly paid over or delivered to the holders of the Senior Debt remaining unpaid to the extent necessary to pay in full, in cash or cash equivalents satisfactory to the holders of the Senior Debt, such Senior Debt after giving effect to any concurrent payment or distribution to the holder of such Senior Debt, provided, that any such payment which is, for any reason, not so paid over or delivered shall be held in trust by such holder for the holders of Senior Debt.

3.4

Rights of Creditors of Senior Debt Not To Be Impaired, etc.  No right of any present or future holder of any Senior Debt to enforce the subordination and other terms and conditions provided herein shall at any time in any way be prejudiced or impaired by any act or failure to act (other than in bad faith) by any such holder, or by any noncompliance by Borrower Group with the terms and provisions and covenants herein regardless of any knowledge thereof any such holder may have or otherwise be charged with.  No holder of Senior Debt shall be prejudiced in such holder’s right to enforce the subordination and other terms and conditions of this Note by any act or failure to act by Borrower or anyone in custody of their respective assets or property.

3.5

Subrogation.  No payment of or distribution of or with respect to the Senior Debt pursuant to the provisions of this Note shall entitle the holder of this Note to exercise any rights of subrogation in respect thereof until the Senior Debt shall have been indefeasibly paid and satisfied in full.  After the payment of the Senior Debt in full and provided no payments are voidable, the holder of this Note shall be subrogated to the rights of the holder or holders of the Senior Debt to receive distributions applicable to the Senior Debt to the extent the distributions otherwise payable to the holder of this Note have been applied to the payment of the Senior Debt.

3.6

Obligations of Borrower Unconditional.  Nothing contained in this Note is intended to or shall impair, as between Borrower and the holder of this Note, the obligation of Borrower, which is absolute and unconditional, to pay to the holder of this Note all Note Obligations as and when the same shall become due and payable in accordance with their terms, or to affect the relative rights of the holders of the Senior Debt, Creditor and other creditors of Borrower Group (other than the holders of Senior Debt).

3.7

Additional Rights of Holders of the Senior Debt.

(a)

If the Senior Debt has not indefeasibly been paid in full, in cash or cash equivalents satisfactory to the holders of the Senior Debt at the time Borrower Group is subject to an Act of Bankruptcy, the holders of the Senior Debt are hereby irrevocably authorized, but shall have no obligation, to demand, sue for, collect and receive every payment or distribution received in respect of any such Act of Bankruptcy and give acquittance therefor.  Furthermore, in connection with any Act of Bankruptcy, the holders of Senior Debt are irrevocably authorized to file a proof of claim for or collect Creditor’s claims hereunder first for the benefit of the holders of Senior Debt to the extent thereof, then for the benefit of Creditor (but without creating any duty or liability to Creditor other than to remit to Creditor distributions, if any, actually received in such proceedings after the Senior Debt has indefeasibly been paid and satisfied in full).

(b)

The holder of this Note hereby waives any and all notice of renewal, extension or accrual of any of the Senior Debt, present or future, and agrees and consents that without notice to or consent of the holder of this Note: (i) the obligations and liabilities of Borrower Group or any other party or parties under the Senior Debt may, from time to time, in whole or in part, be created, renewed, refinanced, replaced, extended, refunded, modified, amended, accelerated, compromised, supplemented, terminated, decreased, sold, exchanged, waived or released; (ii) the holders of Senior Debt and their respective representatives may exercise or refrain from exercising any right, remedy or power granted by any document creating or evidencing the Senior Debt or at law, in equity, or otherwise, with respect to the Senior Debt or in connection with any collateral security or lien (legal or equitable) held, given or intended to be given therefor (including the right to perfect any lien or security interest created in connection therewith); and (iii) any and all collateral security and/or liens (legal or equitable) at any time, present or future, held, given or intended to be given for the Senior Debt, and any rights or remedies of the holders of Senior Debt and their representatives in respect thereof, may, from time to time, in whole or in part, be exchanged, sold, surrendered, released, modified, perfected, unperfected, waived or extended by the holders of Senior Debt and their respective representatives.

3.8

Standby Limitation.  Notwithstanding any breach or default by Borrower under this Note, Creditor shall not at any time or in any manner: (a) proceed in any way to enforce any claims it has or may have against Borrower with respect to the Note Obligations; or (b) contest, protest or object to any action taken by any Senior Lender under any Senior Debt Loan Documents, unless and until all the Senior Debt has been fully and indefeasibly paid and satisfied in full.  Notwithstanding anything herein to the contrary, Creditor retains the right to file claims and proofs of claim and the right to vote at any meeting of the creditors (including the right to vote to accept or reject a plan of partial or complete liquidation, reorganization, arrangement, composition or extension), as it may deem necessary or advisable for the preservation of its rights consistent with the terms set forth herein, and nothing in this Note shall prohibit Creditor from (i) serving on a creditors’ committee or (ii) filing any motions or pleadings or taking such other actions as may be necessary or desirable with respect to any claim in a bankruptcy proceeding, provided, that Creditor shall not vote with respect to any such plan or take any other action in any way so as to contest (A) the validity of any Senior Debt or any collateral therefor or guaranties thereof, (B) the enforceability of the rights and duties of any holders of any Senior Debt established in any instruments or agreements creating or evidencing any of the Senior Debt with respect to any of such collateral or guaranties or (C) the priority of liens, security interests and rights of any Senior Lender pursuant to this Note.

3.9

Priority of Note Obligations.  By accepting this Note, Creditor acknowledges and agrees that each Borrower Group Member shall have the right, in its sole and absolute discretion, to issue additional notes and obligations of such Borrower Group Member ranking on a basis either senior or pari-passu to the Note Obligations.

4.

Acceleration Upon Default.  Subject to Section 3 hereof, Creditor may declare the entire unpaid principal amount of this Note, together with all accrued and unpaid interest, to be immediately due and payable upon written demand, at Creditor’s election at any time (a delay or omission shall not impair the right), upon the occurrence of any one or more of the following events of default (each, an “Event of Default”):

4.1

Failure to Pay Principal or Interest.  Borrower shall fail to make any payment of Principal or interest on this Note when due (whether at the stated maturity, by acceleration or otherwise), at a time when all Relevant Payment Conditions are satisfied in full, and such failure shall remain uncured for a period of ten (10) Business Days following written notice and demand from Creditor to Borrower of such failure (the “Cure Period”).

4.2

Bankruptcy of Borrower.  An Act of Bankruptcy applicable to Borrower shall occur.  “Act of Bankruptcy” means any one or more of the following with respect to Borrower (collectively, “Insolvency Proceeding”):  (a) Borrower shall be unable to, or shall admit in writing its inability to, pay its debts as such debts become due; (b) Borrower shall commence any case, proceeding or other action (i) under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization or other relief of debtors, seeking to have an Order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding up, liquidation, dissolution, composition or other similar relief with respect to it or its debts, or (ii) seeking appointment of a receiver, trustee, conservator, custodian or other similar official for it or for all or any substantial part of its assets (“Appointment”); (c) there shall be commenced against Borrower any Insolvency Proceeding of a nature referred to in clause (b) above that results either in the entry of an Order or an Appointment and any such Order adjudicating it as being bankrupt pursuant to the provisions of the United States Bankruptcy Code or any such Appointment remains undismissed or unstayed for a period of sixty (60) days; or (d) Borrower shall suffer any receivership, trusteeship, conservatorship or custodianship to continue undischarged for a period of sixty (60) days.

4.3

Consent to Debtor Relief.  Borrower expressly consents in writing to or approves in writing any of the acts set forth in Section 4.2(b).

4.4

Assignment for the Benefit of Creditors.  Borrower makes a general assignment for the benefit of its creditors.

5.

Unsecured Note Payments.  Payments of Principal and interest under this Note are not secured and will not be secured by any collateral of Borrower.

6.

No Usury.  Anything contained in this Note to the contrary notwithstanding, Creditor shall not charge, take or receive, and Borrower shall not be obligated to pay to Creditor, any amounts constituting interest in excess of the maximum rate permitted by applicable laws, now or hereinafter in effect (the “Maximum Rate”).  If any such payment of interest would exceed the Maximum Rate or subject Creditor to the imposition of penalties or forfeiture, then Creditor shall repay such amount to Borrower with appropriate interest, and the effective rate of interest shall automatically be reduced to the Maximum Rate; provided, however, that if at any time thereafter the interest rate hereon is less than the Maximum Rate, interest hereon shall accrue at the Maximum Rate until such time as the total accrued interest is equal to the total interest which it would have accrued had the interest rate on this Note been (but for the operation of this Section 6) the applicable interest rate described in Section 2.1 above.  Thereafter, the interest rate payable shall be the applicable interest rate set forth in Section 2.1, unless and until such rate again exceeds the Maximum Rate, in which event this Section 6 shall again apply.

7.

Costs and Expenses.  Borrower agrees to pay all costs and expenses, including reasonable attorneys’ fees, incurred by Creditor in enforcing a failure to pay principal or interest payable under this Note in accordance with the terms hereof following the end of the Cure Period, provided, that this Section 7 shall not apply to any such payment that is prohibited by reason of the other provisions of this Note.

8.

Other Provisions

8.1

Entire Agreement; Incorporation by Reference.  This Note, together with the Asset Purchase Agreement, constitutes the entire agreement between Creditor and Borrower (the “Parties” and each a “Party”) relating to the subject matter hereof and thereof and supersedes all prior understandings of the Parties with respect to such subject matter.  The provisions of Sections 9.2 and 9.4 of the Asset Purchase Agreement are hereby incorporated by reference, except that any reference to the words “this Agreement” or any other words of similar meaning in such Sections shall mean this Note for the purposes of such incorporation.

8.2

Subject to Offset.  This Note is subject to offset (or set off) pursuant to the terms of the Asset Purchase Agreement such that Borrower and the other Purchaser Indemnified Parties may set-off against payments payable by Borrower hereunder or reduce the outstanding Principal balance of this Note for any amount owing for indemnification pursuant to Article VII of the Asset Purchase Agreement.  In addition, anything in this Note to the contrary notwithstanding, if one or more claims by Borrower or any other Purchaser Indemnified Party for indemnification pursuant to Article VII of the Asset Purchase Agreement are pending and the aggregate amount of such claims equals or exceeds the outstanding Principal balance under this Note, then Borrower shall have the right to suspend all payments under this Note until such time when such claims are resolved pursuant to the Asset Purchase Agreement.

8.3

No Modifications, etc.  This Note may not be modified, waived or amended except by a written agreement executed by the party against whom enforcement of such waiver, amendment or modification is sought.

8.4

Miscellaneous Provisions.

(a)

Each Party represents and warrants that they have consulted with legal counsel of their choosing before entering into this Note, they have read this Note, they know and understand the contents of this Note and they execute this Note freely and voluntarily.

(b)

Any Party may waive compliance by another with any of the provisions of this Note; provided, that (i) no waiver of any provision shall be construed as a waiver of any other provision, and (ii) any waiver must be in writing and shall be strictly construed.  No failure on the part of the Creditor to exercise, and no delay in exercising, any right, power or remedy shall operate as a waiver thereof; nor shall any single or partial exercise of any right preclude any other or further exercise thereof or the exercise of any other right.  The remedies provided for herein are cumulative and not exclusive of any remedies provided by law.

(c)

This Note shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.  Except to the extent prohibited by applicable law, this Note is not assignable (whether directly or indirectly, by operation of law or otherwise) by any Party to any

Person except that Creditor may assign this Note to one or more Shareholders, and any non-permitted assignment shall be void.

(d)

Each Party will use their reasonable best efforts to do such acts, including the execution and delivery of documents, as the other Party reasonably requests for the purpose of confirming the rights and obligations of the Parties hereunder.

8.5

Substitute Notes.  Upon (i) receipt by Borrower of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation hereof, or (ii) the request of Creditor (or any Shareholder, if applicable) of this Note upon surrender hereof, the Borrower shall execute and deliver in lieu hereof, a new Note, payable to the order of Creditor (or any Shareholder, if applicable) and in a principal amount equal to the unpaid principal amount hereof, which shall be dated and bear interest from the date to which interest has theretofore been paid hereon.  Such Note shall in all other respects be in the same form and be treated the same as this Note and all references herein to this Note shall apply to such Note.  If required by Borrower, Creditor (or any Shareholder, if applicable) must provide indemnity sufficient in the reasonable judgment of Borrower to protect Borrower from any loss which it may suffer if a lost, stolen, destroyed or mutilated Note is replaced and is subsequently found or discovered.

[signature page follows]

Executed as of this April 12, 2010.

COVER-ALL SYSTEMS, INC.,

a Delaware corporation

By:

 /s/ John W. Roblin

Name: John W. Roblin

Title: CEO

AGREED AND ACCEPTED:

MOORE STEPHENS
BUSINESS SOLUTIONS, LLC,
a Delaware limited liability company

By:  /s/ David A Lifson

Name: David A. Lifson
Title: Manager

SIGNATURE PAGE – MSBS SUBORDINATED NOTE